Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2014

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2014	2013	2014	2013

Revenues	$684,606	$603,035	$1,890,447	$1,652,768

Cost of revenues	445,408	396,179	1,225,800	1,094,968
Selling, general and administrative expenses	182,229	154,327	532,990	451,991
Depreciation	8,701	9,121	26,171	26,138
Amortization of intangible assets	5,706	7,003	17,990	31,152
Acquisition-related items (note 6)	4,732	2,433	5,955	8,380
Operating earnings	37,830	33,972	81,541	40,139

Interest expense, net	3,440	6,225	9,834	17,278
Other income, net (note 7)	(186)	(1,150)	(1,033)	(1,836)
Earnings before income tax	34,576	28,897	72,740	24,697
Income tax (note 8)	10,024	6,720	21,139	6,150
Net earnings from continuing operations	24,552	22,177	51,601	18,547

Net earnings (loss) from discontinued operations, net of income tax (note 5)	3,104	(2,259)	944	(2,468)
Net earnings	27,656	19,918	52,545	16,079

Non-controlling interest share of earnings (note 11)	7,196	7,852	19,763	12,278
Non-controlling interest redemption increment (note 11)	(4,103)	11,209	6,440	23,057
Net earnings (loss) attributable to Company	24,563	857	26,342	(19,256)
Preferred share dividends	-	-	-	3,146
		.
Net earnings (loss) attributable to common shareholders	$24,563	$857	$26,342	$(22,402)

Net earnings (loss) per common share (note 12)
Basic
Continuing operations	$0.60	$0.09	$0.71	$(0.62)
Discontinued operations	0.08	(0.06)	0.02	(0.08)
	$0.68	$0.03	$0.73	$(0.70)
Diluted
Continuing operations	$0.59	$0.09	$0.70	$(0.62)
Discontinued operations	0.08	(0.06)	0.02	(0.08)
	$0.67	$0.03	$0.72	$(0.70)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2014	2013	2014	2013

Net earnings	$27,656	$19,918	$52,545	$16,079

Foreign currency translation gain (loss)	(24,906)	6,523	(25,021)	(8,005)

Comprehensive earnings	2,750	26,441	27,524	8,074

Less: Comprehensive earnings attributable to non-controlling shareholders	(2,670)	19,274	20,333	35,735

Comprehensive earnings (loss) attributable to Company	$5,420	$7,167	$7,191	$(27,661)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2014	December 31, 2013
Assets
Current Assets
Cash and cash equivalents	$130,005	$142,704
Restricted cash	4,025	5,613
Accounts receivable, net of allowance of $27,983 (December 31, 2013 - $25,534)	346,427	371,423
Income tax recoverable	12,065	17,489
Inventories	15,754	15,804
Prepaid expenses and other current assets	45,175	38,289
Deferred income tax	25,360	23,938
	578,811	615,260

Other receivables	6,833	7,455
Other assets	15,207	12,256
Fixed assets	111,374	101,554
Deferred income tax	100,327	102,629
Intangible assets	188,412	177,179
Goodwill	467,560	427,178
	889,713	828,251
	$1,468,524	$1,443,511

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$81,270	$92,937
Accrued liabilities	335,937	392,377
Income taxes payable	1,113	18,317
Unearned revenues	22,670	20,199
Long-term debt - current (note 9)	37,368	44,785
Contingent acquisition consideration - current (note 10)	9,281	122
Deferred income tax	1,427	1,427
	489,066	570,164

Long-term debt - non-current (note 9)	441,441	328,009
Contingent acquisition consideration (note 10)	16,532	8,618
Other liabilities	26,017	34,433
Deferred income tax	34,180	31,165
	518,170	402,225
Redeemable non-controlling interests (note 11)	220,646	222,073

Shareholders' equity
Common shares	308,907	300,765
Contributed surplus	40,962	37,510
Deficit	(124,494)	(123,111)
Accumulated other comprehensive earnings	7,606	26,757
Total Company shareholders' equity	232,981	241,921
Non-controlling interests	7,661	7,128
Total shareholders' equity	240,642	249,049
	$1,468,524	$1,443,511

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	earnings	interests	equity

Balance, December 31, 2013	35,801,732	$300,765	$37,510	$(123,111)	$26,757	$7,128	$249,049

Net earnings	-	-	-	52,545	-	-	52,545
Other comprehensive earnings	-	-	-	-	(25,021)	-	(25,021)
Other comprehensive earnings attributable to NCI	-	-	-	-	5,870	(256)	5,614
NCI share of earnings	-	-	-	(19,763)	-	3,922	(15,841)
NCI redemption increment	-	-	-	(6,440)	-	-	(6,440)
Distributions to NCI	-	-	-	-	-	(3,144)	(3,144)
Acquisition of businesses, net	-	-	-	-	-	11	11

Subsidiaries’ equity transactions	-	-	(176)	-	-	-	(176)

Subordinate Voting Shares:
Stock option expense	-	-	3,062	-	-	-	3,062
Stock options exercised	449,900	11,553	(2,947)	-	-	-	8,606
Tax benefit on options exercised	-	-	3,513	-	-	-	3,513
Dividends	-	-	-	(10,781)	-	-	(10,781)
Purchased for cancellation	(390,627)	(3,411)	-	(16,944)	-	-	(20,355)
Balance, September 30, 2014	35,861,005	$308,907	$40,962	$(124,494)	$7,606	$7,661	$240,642

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
Cash provided by (used in)

Operating activities
Net earnings	$27,656	$19,918	$52,545	$16,079

Items not affecting cash:
Depreciation and amortization	14,404	17,583	44,264	60,675
Deferred income tax	1,295	(8,050)	(440)	(24,351)
Other	(4,454)	5,524	(2,990)	7,043

Changes in non-cash working capital:
Accounts receivable	19,863	7,280	25,435	10,249
Inventories	3,959	(1,579)	(1,735)	(2,210)
Prepaid expenses and other current assets	2,136	(114)	(6,240)	(1,146)
Payables and accruals	6,683	32,111	(52,138)	(56,837)
Unearned revenues	(10,889)	(8,870)	2,471	3,574
Other liabilities	1,284	1,099	(9,346)	2,829
Contingent acquisition consideration	-	-	(20,064)	-
Net cash provided by operating activities	61,937	64,902	31,762	15,905

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(12,699)	(573)	(60,475)	(35,261)
Disposal of business, net of cash disposed (note 5)	10,781	49,460	8,694	49,460
Purchases of fixed assets	(7,171)	(9,648)	(35,944)	(21,754)
Other investing activities	721	1,250	(702)	(2,386)
Net cash provided by (used in) investing activities	(8,368)	40,489	(88,427)	(9,941)

Financing activities
Increase in long-term debt	10,986	202,626	244,945	534,221
Repayment of long-term debt	(51,113)	(210,918)	(142,683)	(404,078)
Purchases of non-controlling interests, net	(1,311)	633	(12,926)	(1,896)
Contingent acquisition consideration	-	-	(5,750)	-
Proceeds received on exercise of options	2,075	203	8,606	7,005
Incremental tax benefit on stock options exercised	545	217	3,513	1,179
Dividends paid to preferred shareholders	-	-	-	(2,537)
Dividends paid to common shareholders	(3,597)	(3,326)	(10,775)	(3,326)
Distributions paid to non-controlling interests	(5,902)	(4,131)	(19,316)	(17,171)
Repurchases of Subordinate Voting Shares	(10,249)	(14,554)	(20,355)	(14,554)
Redemption of Preferred Shares	-	-	-	(39,232)
Other financing activities	-	(1,081)	-	(1,644)
Net cash provided by (used in) financing activities	(58,566)	(30,331)	45,259	57,967

Effect of exchange rate changes on cash	59	1,221	(1,293)	(5,494)

Increase (decrease) in cash and cash equivalents	(4,938)	76,281	(12,699)	58,437

Cash and cash equivalents, beginning of period	134,943	90,840	142,704	108,684

Cash and cash equivalents, end of period	$130,005	$167,121	$130,005	$167,121

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Real Estate (“RRE”) Services and Property Services. The Company principally operates as Colliers International within CRE; FirstService Residential and American Pool Enterprises within RRE; and Paul Davis Restoration, California Closets, Certa Pro Painters and Service America within Property Services.

2.           SUMMARY OF PRESENTATION – These Interim Condensed Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These Financial Statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements.  In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2014 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2014.  All such adjustments are of a normal recurring nature.  The results of operations for the three and nine month periods ended September 30, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014.

The operating segment results have been revised to report the Service America operations in Property Services for all periods presented. Service America was previously reported in the RRE segment.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (the “Update”). The Update clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards. The Update is effective for the Company on January 1, 2017. The Company is currently assessing the impact of the Update on its financial position and results of operations.

4.           ACQUISITIONS – During the nine months ended September 30, 2014, the Company acquired controlling interests in thirteen businesses, six in the CRE segment, four in the RRE segment and three in the Property Services segment. In the CRE segment, the Company acquired controlling interests in regional firms in the UK, Canada, New Zealand, and Australia expanding FirstService’s geographic presence in these markets. In the RRE segment, the Company acquired firms operating in Minnesota, Texas and California.  In the Property Services segment, the Company acquired a national franchisor providing restoration services in Canada, as well as two California Closets franchises in Florida and Chicago which will be operated as Company-owned locations. The acquisition date fair value of consideration transferred was as follows: cash of $60,475 (net of cash acquired of $7,011), notes payable of $3,611, and contingent consideration of $16,914 (2013 - cash of $35,261 and contingent consideration of $7,652). The purchase price allocations are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period.  If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at September 30, 2014 was $25,813 (see note 10).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $32,067 to a maximum of $37,726. The contingencies will expire during the period extending to June 2018.  During the nine months ended September 30, 2014, $25,814 was paid with reference to such contingent consideration (2013 - $1,742).

5.           DISPOSALS – In April 2014, the Company completed the sale of its REO rental operation for cash consideration of $1,500. The pre-tax loss on disposal was $2,699, before income tax expense of $268 resulting in a net loss of $2,967.  In July 2014, the Company completed the sale of a U.S.-based commercial real estate consulting operation for cash consideration of $12,100.  The pre-tax gain on disposal was $6,607, before income tax expense of $3,023 resulting in a net gain of $3,584.

Discontinued operations include three businesses: (i) Field Asset Services (previously in the Property Services segment), sold in September 2013, (ii) the REO rental operation (previously in the Residential Real Estate Services segment), and (iii) a U.S.-based commercial real estate consulting operation (previously in the Commercial Real Estate Services segment). For the nine months ended September 30, 2014, revenues from discontinued operations were $10,133 (2013 - $87,234) and net earnings were $944 (2013 - net loss of $2,468).

6.          ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013

Contingent consideration compensation expense	$115	$1,448	$115	$4,184
Contingent consideration fair value adjustments	1,215	266	1,205	1,465
Transaction costs	3,402	719	4,635	2,731
	$4,732	$2,433	$5,955	$8,380

7.        OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013

Income from equity method investments	$(259)	$(473)	$(548)	$(1,020)
Other	73	(677)	(485)	(816)
	$(186)	$(1,150)	$(1,033)	$(1,836)

8.           INCOME TAX – The provision for income tax for the nine months ended September 30, 2014 reflected an effective tax rate of 29% (2013 - 25%) relative to the combined statutory rate of approximately 28% (2013 - 28%). In the prior year period, the difference between the effective rate and the statutory rate is related to the accelerated amortization of intangible assets, discrete items and the mix of earnings.

9.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $500,000 committed senior revolving credit facility.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2014:

		Fair value measurements at September 30, 2014

	Carrying value at
	September 30, 2014	Level 1	Level 2	Level 3

Interest rate swap asset	$528	$-	$528	$-
Contingent consideration liability	25,813	-	-	25,813

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs.  The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 9.0% to 12.5%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2014

Balance, January 1	$8,740
Amounts recognized on acquisitions	16,914
Fair value adjustments	1,330
Resolved and settled in cash	(237)
Other	(934)
Balance, September 30	$25,813

Less: Current portion	9,281
Non-current portion	$16,532

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 0.1% to 2.5%).

	September 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$6,833	$6,833	$7,455	$7,455
Long-term debt	478,809	493,441	372,794	386,952

11.           REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”).  The RNCI are considered to be redeemable securities.  Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the RNCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending RNCI amounts:

2014

Balance, January 1	$222,073
RNCI share of earnings	15,841
RNCI redemption increment	6,440
Distributions paid to RNCI	(16,172)
Purchases of interests from RNCI, net	(9,519)
RNCI recognized on business acquisitions	1,971
Foreign exchange	12
Balance, September 30	$220,646

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2014 was $215,172.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2014, approximately 3,875,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.           NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2014	2013	2014	2013

Basic shares	35,975	33,712	35,946	31,990
Assumed exercise of Company stock options	394	343	400	326
Diluted shares	36,369	34,055	36,346	32,316

13.           STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at September 30, 2014, there were 968,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were 338,000 stock options granted during the nine months ended September 30, 2014 (2013 - 417,000).  Stock option activity for the nine months ended September 30, 2014 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options -
Beginning of period	1,687,050	$26.25
Granted	338,000	49.54
Exercised	(449,900)	19.07
Forfeited	(8,000)	31.28
Shares issuable under options -
End of period	1,567,150	$33.30	2.68	$29,643
Options exercisable - End of period	667,450	$27.67	1.68	$16,384

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2014 was $3,062 (2013 - $3,269).  As of September 30, 2014, there was $4,716 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years.  During the nine month period ended September 30, 2014, the fair value of options vested was $7,062 (2013 - $3,922).

Subsidiary stock option plan
The Company has stock option plans at its CRE subsidiary entitling the holders to acquire up to a 3.2% interest in the subsidiary as at September 30, 2014. From the inception of the plan up to September 30, 2014, stock options representing an 8.2% interest in the subsidiary were exercised. Options, as well as shares acquired upon option exercise under the subsidiary stock option plan are liability classified awards because the underlying stock is also classified as a liability. The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model. The fair value of the liability related to these awards as at September 30, 2014 was $15,618 (December 31, 2013 - $12,834) and compensation expense recognized related to the awards for the nine months ended September 30, 2014 was $6,606 (2013 - $1,940).

14.           CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.           SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  RRE provides property management and related property services to residential communities in North America.  Property Services provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services	Corporate	Consolidated

Three months ended September 30

2014
Revenues	$372,515	$250,209	$61,820	$62	$684,606
Operating earnings	17,378	15,166	13,302	(8,016)	37,830

2013
Revenues	$320,243	$227,611	$55,150	$31	$603,035
Operating earnings	12,312	14,102	13,016	(5,458)	33,972

Nine months ended September 30

2014
Revenues	$1,040,463	$691,675	$158,153	$156	$1,890,447
Operating earnings	42,175	30,904	23,587	(15,125)	81,541

2013
Revenues	$873,023	$636,956	$142,658	$131	$1,652,768
Operating earnings	14,940	20,301	17,869	(12,971)	40,139

GEOGRAPHIC INFORMATION
				Europe and
	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2014
Revenues	$406,260	$90,243	$55,666	$132,437	$684,606
Total long-lived assets	391,550	100,134	55,298	220,367	767,349

2013
Revenues	$371,517	$87,289	$51,723	$92,506	$603,035
Total long-lived assets	389,975	91,343	47,094	171,212	699,624

Nine months ended September 30

2014
Revenues	$1,135,086	$248,930	$149,350	$357,081	$1,890,447

2013
Revenues	$1,020,559	$241,039	$131,921	$259,249	$1,652,768

16.           SUBSEQUENT EVENT – On October 8, 2014, the Company’s CRE segment acquired a controlling interest in AOS Group, a real estate and workplace consulting firm headquartered in Paris with operations in France, Belgium, and several other countries.  AOS Group will be immediately re-branded as “Colliers International”.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014
(in US dollars)
October 31, 2014

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2014 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2013. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2014 and up to and including October 31, 2014.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Each of our three service lines reported strong revenue growth for the third quarter ended September 30, 2014, due to a combination of internal growth and recent acquisitions. Consolidated revenue growth was 14% relative to the same quarter in the prior year measured in local currencies (also 14% measured in the reporting currency). Revenue growth, combined with operating leverage, resulted in gains in adjusted EBITDA, operating earnings, adjusted earnings per share, and diluted earnings per share from continuing operations.

During the first three quarters of 2014, we acquired controlling interests in 13 service businesses, including six in Commercial Real Estate Services, four in Residential Real Estate Services and three in Property Services. The total initial cash consideration for these acquisitions was $60.5 million.

After the end of the quarter, on October 8, 2014, our Commercial Real Estate Services division completed the acquisition of a controlling interest in AOS Group, a leading European provider of tenant representation, project management and workplace consulting services. AOS Group is headquartered in Paris and has operations in France, Belgium and several other countries. AOS Group will immediately be re-branded as “Colliers International”.

Results of operations - three months ended September 30, 2014

Revenues for our third quarter were $684.6 million, 14% higher than the comparable prior year quarter measured in local currencies. Internally generated revenues were up 10% and recent acquisitions contributed 4% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $59.3 million versus $55.6 million reported in the prior year quarter. Our Adjusted EBITDA margin was 8.7% of revenues versus 9.2% of revenues in the prior year quarter, primarily as a result of a margin reduction at the Residential Real Estate Services operations and higher Corporate costs. Operating earnings for the third quarter were $37.8 million, up from $34.0 million in the prior year period. The operating earnings margin was 5.5% versus 5.6% in the prior year quarter.

Depreciation and amortization expense totalled $14.4 million for the quarter relative to $16.1 million for the prior year quarter, as result of a reduction in amortization of intangible assets in the Residential Real Estate Services segment.

Net interest expense was $3.4 million, versus $6.2 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 2.8%, down from 4.5% in the prior year quarter due to a larger proportion of borrowings on our revolving credit facility, which carries lower interest rates than our fixed rate debt. The 6.5% convertible debentures, which had an effective interest rate of 7.4%, were outstanding for most of the prior year period but not in the current year period.

The consolidated income tax rate for the quarter was 29%, relative to 23% of earnings before income tax in the prior year quarter. The prior period’s tax rate was impacted by discrete items and the geographic mix of earnings. We expect a tax rate in the range of 28-30% for the full year 2014.

Net earnings from continuing operations for the quarter were $24.6 million, versus $22.2 million in the prior year quarter. The increase was primarily attributable to growth in operating earnings in the Commercial Real Estate Services segment.

Net earnings from discontinued operations include a US-based commercial real estate consulting operation which was sold in July 2014, the REO rental operation which was sold in April 2014 and Field Asset Services, which was sold in September 2013. Revenues of the discontinued operations for the third quarter of 2014 were nil (2013 - $30.4 million).

Our Commercial Real Estate Services segment generated $372.5 million of revenues during the third quarter, an increase of 16% from the prior year quarter measured in local currencies. Internal growth was 12% while the balance of growth came from recent acquisitions. Internal revenue growth was comprised primarily of increased investment sales and lease brokerage in all three global regions. Regionally and on a local currency basis, Americas revenues were up 15% (12% excluding acquisitions), Asia Pacific revenues were up 19% (13% excluding acquisitions) and Europe revenues were up 20% (10% excluding acquisitions). Third quarter adjusted EBITDA was $33.9 million, up 29% versus the year-ago period. Results in the current year period were favorably impacted by operating leverage and the impact of recent acquisitions.

The Residential Real Estate Services segment reported revenues of $250.2 million for the third quarter, up 10% versus the prior year quarter. Excluding the impact of recently completed acquisitions, revenues were up 8% as a result of strong client retention and new client wins. Adjusted EBITDA was $16.5 million, versus $19.3 million in the prior year quarter. The current period results were impacted by (i) a continuation of elevated employee medical benefits costs in the US amounting to approximately $3.0 million; elevated costs also impacted results for the second quarter and are expected to persist for the fourth quarter and (ii) costs and a write-off of accounts receivable totalling $1.4 million related to our homeowner fee collection operations as a result of recent legislation changes. In the prior year period, (i) costs to down-size our homeowner fee collection operations totalling $2.0 million and (ii) re-branding and related costs of $0.7 million were incurred.

Third quarter Property Services revenues were $61.8 million, up 12% relative to the prior year period as a result of continuing strong demand for painting, restoration and closet installation services. Internal revenue growth was 9% and acquisitions contributed 3% to revenue growth. Adjusted EBITDA for the quarter was $15.1 million, up from $14.8 million in the prior year period.

Corporate costs were $6.1 million for the quarter, relative to $4.7 million in the prior year period.

Results of operations - nine months ended September 30, 2014

Revenues for the nine months ended September 30, 2014 were $1.89 billion, 16% higher than the comparable prior year period measured in local currencies. Internally generated revenues were up 12% and acquisitions contributed 4% to revenue growth.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $141.3 million versus $111.0 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 7.5% of revenues versus 6.7% of revenues in the prior year period, primarily due to improved profitability in the Commercial Real Estate Services segment. Operating earnings for the period were $81.5 million, up from $40.1 million in the prior year period, with the difference attributable to Commercial Real Estate Services profitability in 2014 and accelerated amortization of intangible assets in the Residential Real Estate Services segment during the second quarter of 2013. Our operating earnings margin was 4.3% versus 2.4% in the prior year period.

We recorded depreciation and amortization expense of $44.2 million for the nine month period relative to $57.3 million for the prior year period. The prior period results included accelerated amortization related to $11.2 million of trademarks and trade names in our Residential Real Estate Services segment on re-branding.

Net interest expense for the nine month period was $9.8 million, down from $17.3 million recorded in the prior year period. The average interest rate on debt during the period was 2.7%, versus 4.7% in the prior year period as a result of the conversion our 6.5% convertible debentures in September 2013. Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $348.8 million versus $300.4 million a year ago.

Our consolidated income tax rate was 29%, versus 25% of the earnings before income tax in the prior year to date period. The prior period’s rate was positively impacted by accelerated amortization of intangible assets, discrete items and the tax impact of non-controlling interests. We expect a tax rate in the range of 28-30% for the full year 2014.

Net earnings from continuing operations for the nine month period were $51.6 million, versus $18.5 million in the prior year period. The increase was attributable to current year growth in operating results from the Commercial Real Estate Services segment, as well as accelerated amortization, net of income tax, recorded during the second quarter of the prior year.

Net earnings from discontinued operations include a US-based commercial real estate consulting operation which was sold in July 2014, the REO rental operation which was sold in April 2014 and Field Asset Services, which was sold in September 2013. Revenues of the discontinued operations for the nine months ended September 30, 2014 were $10.1 million (2013 - $87.2 million).

The Commercial Real Estate Services segment reported revenues of $1.04 billion during the nine months ended September 30, 2014, an increase of 21% measured in local currencies (19% measured in the reporting currency). Internal growth measured in local currencies was 15% and was driven by investment sales and lease brokerage activity in all three global regions and in particular, strong investment sales in the Americas and leasing in Europe. Recent acquisitions contributed 6% revenue growth. Regionally and on a local currency basis, Americas revenues were up 19% (15% excluding acquisitions), Asia Pacific revenues were up 15% (13% excluding acquisitions), and Europe revenues were up 40% (18% excluding acquisitions). Adjusted EBITDA for the period was $85.0 million, up from $53.2 million in the year-ago period. The margin was 8.2%, relative to 6.1% in the prior year period. The current period’s results were favorably impacted by operating leverage, productivity improvements and the impact of recent acquisitions.

Our Residential Real Estate Services segment reported revenues of $691.7 million for the nine month period, up 9% over the prior year period. Internal revenue growth was 7%, and acquisitions contributed 2%. Adjusted EBITDA was $38.7 million relative to $42.7 million in the prior year period. Current period profitability was impacted by (i) an ongoing reduction in higher-margin ancillary revenues, including homeowner fee collection operations as well as property transfer and disclosure fees which are dependent on re-sales of homes in managed communities; (ii) incremental employee medical benefits costs in the U.S. of approximately $6.0 million for the nine month period which are expected to persist in the fourth quarter and (iii) costs and a write-off of accounts receivable totalling $1.4 million in related to our homeowner fee collection operations as a result of recent legislation changes. Prior period profitability was adversely affected by re-branding costs, enhancements to the information technology platform and other related costs totalling $5.9 million during the nine month period, as well as costs to downsize our homeowner fee collections operations during the third quarter totalling $2.0 million.

Year to date Property Services revenues were $158.2 million, an increase of 11% relative to the prior year period. Internal growth was 9%, while acquisitions contributed 2% to revenue growth. Adjusted EBITDA for the period was $28.7 million, up 15% versus the prior period as a result of operating leverage from the segment’s franchise operations.

Corporate costs for the nine month period were $11.1 million, relative to $9.9 million in the prior year period.

Operating segment reporting revision

Effective in the second quarter of 2014, a component of the Residential Real Estate Services segment, Service America, became managed by the Property Services management team on the basis that the business had evolved to become more akin to the Property Services operations than the RRE operations. Service America is expected to be better able to grow and share best practices within the Property Services operating segment. Service America is a Florida-based provider of heating, ventilation and air conditioning services and related service contracts to residential and commercial customers. Segment reporting has been revised to reflect Service America in the Property Services segment for all periods presented. For the nine months ended September 30, 2014, Service America generated revenues of $38.0 million, adjusted EBITDA of $2.5 million, and operating earnings of $1.6 million (2013 - $38.3 million, $3.2 million and $1.9 million, respectively).

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2014
Revenues	$545,112	$660,729	$684,606
Operating earnings (loss)	4,925	38,786	37,830
Net earnings (loss) per share from continuing operations:
Basic	(0.15)	0.26	0.60
Diluted	(0.15)	0.26	0.59

YEAR ENDED DECEMBER 31, 2013
Revenues	$473,634	$576,099	$603,035	$691,857
Operating earnings (loss)	(4,680)	10,847	33,972	48,641
Net earnings (loss) per share from continuing operations:
Basic	(0.54)	(0.21)	0.09	0.11
Diluted	(0.54)	(0.21)	0.09	0.11

YEAR ENDED DECEMBER 31, 2012
Revenues	$419,915	$529,905	$548,213	$600,954
Operating earnings	(13,309)	24,872	32,188	35,497
Net earnings per share from continuing operations:
Basic	(0.63)	0.27	0.02	0.24
Diluted	(0.63)	0.27	0.02	0.24

OTHER DATA
Adjusted EBITDA - 2014	$22,287	$59,706	$59,332
Adjusted EBITDA - 2013	10,241	45,167	55,608	$72,877
Adjusted EBITDA - 2012	5,611	39,829	48,623	56,983
Adjusted EPS - 2014	0.08	0.74	0.75
Adjusted EPS - 2013	(0.20)	0.57	0.69	0.96
Adjusted EPS - 2012	(0.19)	0.44	0.60	0.77

Seasonality and quarterly fluctuations

The Commercial Real Estate Services segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 17% of our annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2014	2013	2014	2013

Net earnings from continuing operations	$24,552	$22,177	$51,601	$18,547
Income tax	10,024	6,720	21,139	6,150
Other income, net	(186)	(1,150)	(1,033)	(1,836)
Interest expense, net	3,440	6,225	9,834	17,278
Operating earnings	37,830	33,972	81,541	40,139
Depreciation and amortization	14,407	16,124	44,161	57,290
Acquisition-related items	4,732	2,433	5,955	8,380
Stock-based compensation expense	2,363	3,081	9,668	5,209
Adjusted EBITDA	$59,332	$55,610	$141,325	$111,018

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2014	2013	2014	2013

Net earnings from continuing operations	$24,552	$22,177	$51,601	$18,547
Non-controlling interest share of earnings	(7,196)	(7,852)	(19,763)	(12,278)
Preferred share dividends	-	-	-	(3,146)
Acquisition-related items	4,732	2,433	5,955	8,380
Amortization of intangible assets	5,706	7,003	17,990	31,152
Stock-based compensation expense	2,363	3,081	9,668	5,209
Income tax on adjustments	(2,282)	(2,286)	(7,192)	(8,729)
Non-controlling interest on adjustments	(434)	(1,028)	(1,096)	(3,166)
Adjusted net earnings	$27,441	$23,528	$57,163	$35,969

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2014	2013	2014	2013

Diluted net earnings (loss) per share from continuing operations	$0.59	$0.09	$0.70	$(0.62)
Non-controlling interest redemption increment	(0.11)	0.33	0.18	0.71
Acquisition-related items	0.12	0.07	0.16	0.25
Amortization of intangible assets, net of tax	0.10	0.12	0.31	0.64
Stock-based compensation expense, net of tax	0.05	0.08	0.22	0.13
Adjusted earnings per share	$0.75	$0.69	$1.57	$1.11

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2014 was $31.8 million, versus $15.9 million in the prior year period. Excluding contingent acquisition consideration paid, the cash provided by operating activities in the current period was $51.8 million. The significant improvement in operating cash flow was attributable to increased earnings, primarily in our Commercial Real Estate Services segment. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2014, capital expenditures were $35.9 million. Significant purchases included the relocation and expansion of the Manhattan office of Colliers International in our Commercial Real Estate Services segment. Based on our current operations, capital expenditures for the year ending December 31, 2014 are expected to be $45 to 50 million.

We declared a quarterly dividend of $0.10 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of each of the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014. These dividends were paid in cash after the end of each quarter. The Company intends to pay dividends in the future, subject to the discretion of our Board of Directors.

Net indebtedness as at September 30, 2014 was $348.8 million, versus $230.1 million at December 31, 2013. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to investments in business acquisitions, capital expenditures, purchases of non-controlling interests and repurchases of Subordinate Voting Shares. We are in compliance with the covenants contained in our financing agreements as at September 30, 2014 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $167.3 million of available un-drawn credit as of September 30, 2014.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $37.7 million as at September 30, 2014 ($12.6 million as at December 31, 2013) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to June 2018. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of September 30, 2014 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2014:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$475,455	$35,992	$3,617	$285,366	$150,480
Interest on long-term debt	50,609	10,064	21,100	13,295	6,150
Capital lease obligations	3,354	1,376	1,523	455	-
Contingent acquisition consideration	25,813	9,281	16,532	-	-
Operating leases	307,879	64,978	97,412	72,181	73,308

Total contractual obligations	$863,110	$121,691	$140,184	$371,297	$229,938

At September 30, 2014, we had commercial commitments totaling $9.8 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 4.3%.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2014	2013

Commercial Real Estate Services	$137,370	$135,515
Residential Real Estate Services	60,281	64,312
Property Services	17,521	15,920
	$215,172	$215,747

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2014, the RNCI recorded on the balance sheet was $220.6 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our revolving credit facility, the pro forma estimated accretion to diluted net earnings per share from continuing operations for the nine months ended September 30, 2014 would be $0.59 and the accretion to adjusted EPS would be $0.42.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 14 and 20 to the December 31, 2013 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2013.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (the “Update”). The Update clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). The Update is effective for the Company on January 1, 2017. The Company is currently assessing the impact of the Update on its financial position and results of operations.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we had an interest rate swap in place to exchange the fixed interest rate on $10.0 million of notional value on our Senior Notes for a floating rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2014 was $0.8 million (2013 - $0.5 million). The recorded amount of the property management revenues for the nine months ended September 30, 2014 was $9.8 million (2013 - $12.0 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of 1 to 3 years.

As at September 30, 2014, the Company had $4.5 million of loans receivable from minority shareholders (December 31, 2013 - $4.7 million) and no loans payable to minority shareholders (December 31, 2013 - $5.1 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,535,311 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,567,150 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

During the nine months ended September 30, 2014, the Company repurchased 390,627 Subordinate Voting Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of $52.11 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,789,373 Subordinate Voting Shares under its NCIB, which expires on June 8, 2015.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2014 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.